UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
_____________________
VOLTA INC.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
92873V102
(CUSIP Number)
James DeGraw
c/o Volta Inc.
155 De Haro Street
San Francisco, CA 94103
(415) 583-3805
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 26, 2021
(Date of Event which Requires Filing of this Statement)
_____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d‑1(f) or §240.13d-1(g), check the following box:  □
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 92873V102
1.	Name of Reporting Person
Christopher Wendel
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	◻
Not Applicable
6.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
8,330,177 (1)
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
8,330,177 (1)
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,330,177 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
5.2% (2)(3)(4)
14.	Type of Reporting Person
IN

(1) Consists of (a) 6,694,804 shares of Class A Common Stock, and (b) 1,635,373 shares of Class B Common Stock. Excludes 5,250,000 restricted stock units of Class B Common Stock which will not vest within 60 days of August 26, 2021.  The Class B Common Stock is convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder upon written notice to the Issuer.  In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Issuer’s Certificate of Incorporation.
(2) Based on 161,714,389 shares of Common Stock outstanding as of August 26, 2021, comprised of 151,827,204 shares of Class A Common Stock and 9,887,185 shares of Class B Common Stock outstanding as of August 26, 2021, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 1, 2021 (the “Form 8-K”).
(3) The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth above are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.
(4) Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.  The percentage reported does not reflect the ten-for-one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

SCHEDULE 13D
Item 1.  Security and Issuer
This Schedule 13D relates to Class A Common Stock, $0.0001 par value per share and Class B Common Stock, $0.0001 par value per share (collectively, the “Common Stock”), of Volta Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 155 De Haro Street, San Francisco, California 94103.
Item 2.  Identity and Background
(a) This Schedule 13D is being filed by Christopher Wendel (the “Reporting Person”).
(b) The Reporting Person’s business address is 155 De Haro Street, San Francisco, California 94103.
(c) The Reporting Person is the President and a director of the Company.
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States of America.
Item 3.  Source and Amount of Funds
All of the shares of the Common Stock to which this Schedule 13D relates were acquired by the Reporting Person pursuant to a Business Combination Agreement and Plan of Reorganization, dated as of February 7, 2021 (the “Business Combination Agreement”), by and among the Company (f/k/a Tortoise Acquisition Corp. II), SNPR Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“First Merger Sub”), SNPR Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Company (“Second Merger Sub” and, together with First Merger Sub, the “Merger Subs”), and Volta Industries, Inc., a Delaware corporation (“Legacy Volta”).  Pursuant to the Business Combination Agreement, First Merger Sub merged with and into Legacy Volta, with Legacy Volta continuing as the surviving corporation (the “First Merger”), and immediately following the First Merger and as part of the same overall transaction as the First Merger, Legacy Volta merged with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity as a wholly owned subsidiary of the Company (the “Mergers” and collectively with the other transactions described in the Merger Agreement, the “Transactions”).  The Transactions closed on August 26, 2021 (the “Closing Date”).

Pursuant to the Business Combination Agreement, the Reporting Person received the following securities of the Company effective as of the Closing Date:
•	6,694,804 shares of Class A Common Stock of the Company in exchange for 5,516,937 shares of Class B Common Stock of Legacy Volta;
•	1,635,373 shares of Class B Common Stock of the Company in exchange for 1,347,650 shares of Class A Common Stock of Legacy Volta; and
•	5,250,000 shares of Class A Common Stock of the Company pursuant to a restricted stock unit award.
Item 4.  Purpose of the Transaction
The Reporting Person acquired all shares of Common Stock pursuant to the Business Combination Agreement.  The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.
The Reporting Person serves as the President and a member of the Board of Directors of the Company.  Accordingly, the Reporting Person may have influence over the corporate activities of the Company, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D.
Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to his investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer
(a) — (b) The Reporting Person has beneficial ownership of 8,330,177 shares of the Common Stock.  The percentage of beneficial ownership is approximately 5.2% of the outstanding shares of the Common Stock.  For voting purposes (including the 10-to-1 voting power of the Class B Common Stock held by the Reporting Person), the percentage of voting power is approximately 9.2% of the outstanding shares of Common Stock.  The percentage of the Common Stock is based on 161,714,389 shares of Common Stock outstanding as of the Closing Date as reported in the Form 8-K.
The Reporting Person has the sole power to dispose or direct the disposition of all shares of the Common Stock that the Reporting Person beneficially owned as of August 26, 2021.
(c) Except as described in Item 3, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.
(d) — (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Amended and Restated Registration Rights Agreement – In connection with the closing of the business combination, the Company, the Reporting Person and certain other stockholders (the “RRA Holders”) entered into an Amended and Restated Registration Rights Agreement, dated as of August 26, 2021 (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Company agreed to file a registration statement to register the resale of certain securities of the Company held by the RRA Holders within 30 days after the Closing Date.  In addition, the RRA Holders are entitled to make up to three demands for registration, excluding short form demands, that the Company register shares of Common Stock held by these parties.  The Registration Rights Agreement also provides customary “piggy-back” registration rights to such stockholders.
Lock-Up Agreements – In connection with the Transactions, on February 7, 2021, the founders of Legacy Volta, including the Reporting Person, entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with Volta and Legacy Volta, pursuant to which they agreed, subject to certain customary exceptions, not to effect any (a) direct or indirect sale, assignment, pledge, hypothecation, disposition, loan or other transfer, or entry into any agreement with respect to any sale, assignment, pledge, hypothecation, disposition, loan or other transfer, with respect to any shares of Class A Common Stock or Class B Common Stock held by them immediately after the Effective Time, including any shares of Class A Common Stock or Class B Common Stock issuable upon the exercise of options or warrants to purchase shares of Class A Common Stock or Class B Common Stock held by them immediately following the Closing or (b) publicly announce any intention to effect any transaction specified in clause (a), in each case, until the date that is the earlier of (i) one year after the Closing Date and (ii) the earlier to occur of, subsequent to the Closing Date, (x) the first date on which the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share (as equitably adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing and (y) the date on which there is consummated a subsequent liquidation, merger, share exchange or other similar transaction which results in all of Volta’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property.
This summary is qualified by the actual terms of the Business Combination Agreement, the Registration Rights Agreement and the Lockup Agreement, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.
Exhibit No.	Name
1.
Business Combination Agreement and Plan of Reorganization, dated as of February 7, 2021, by and among the Company, SNPR Merger Sub I, Inc., SNPR Merger Sub II, LLC, and Volta Industries, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 8, 2021).

2.
Amended and Restated Registration Rights Agreement, dated as of August 26, 2021, by and among the Company, Tortoise Sponsor II LLC, TortoiseEcofin Borrower LLC, and certain other parties (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on September 1, 2021).

3.	Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on September 1, 2021).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.
Date: September 13, 2021

 By: /s/ Christopher Wendel
 Christopher Wendel